Exhibit 4.(c)9

Form of Consultancy Agreement,
as of January 1, 2006,
between
ECI Telecom Ltd.
and
DAI Management Consulting and Investment in High Tech Ltd,
relating to the services of Doron Inbar

AGREEMENT

THIS AGREEMENT (this “Agreement”), is entered into as of 1 January 2006, by and between ECI Telecom Ltd., an Israeli company (the “Company”), and DAI Management Consulting and Investment in High Tech Ltd., with its registered office at 24 Nachson Street, Ramat Hasharon, (“Consultant”).

The parties have agreed the following:

1.	Services

1.1.
Consultant shall make available the services of Doron Inbar (“Inbar”). Inbar shall have the duties and responsibilities customarily performed by a member of the Board of Directors (the “Board”) and by the chairman of the Strategy Committee of the Board.

1.2.
In addition, Consultant shall provide ongoing and comprehensive consulting services regarding the Company’s affairs and promotion of the Company’s business, including, but not limited to, liaison with the Chairman of the Board and the CEO on the Company’s M&A activities and business strategy and assisting the CEO, as the latter may reasonably request.

1.3.
The services set out in sections 1.1 and 1.2 above shall hereinafter be referred to as the “Services”. The Services shall be performed exclusively by Inbar. Inbar shall devote an average of two days per week to the performance of the Services.

2.	Remuneration

2.1.	In consideration for rendering the Services, the Company shall pay Consultant $2,500 per day (the “Fee”).

2.2.
In addition to the Fee, if the Company’s CEO shall be entitled to a bonus with respect to M&A activities during the term of this Agreement, Consultant shall receive a one-time payment in the amount of that bonus.

2.3.
Inbar shall submit an invoice to the Company for the Fee on the first business day of each quarter. The Company shall pay the invoice no later than 15 (fifteen) days following the receipt of the invoice.

2.4.
The Company will arrange “Directors and Officers” insurance coverage for Inbar with respect to risks inherent in carrying out the Services. The Company will undertake to indemnify Inbar to the same extent it indemnifies the Company’s other directors and its officers.

3.	Term of the Agreement

3.1.	The term of this Agreement shall commence on 1 January 2006, and, subject to the provisions below, shall remain in effect for an indefinite period.

3.2.	Each party shall have the right to terminate this Agreement, upon ninety (90) days’ prior written notice.

3.3.
The Company may terminate this Agreement immediately upon written notice if Inbar is unable to provide the Services, for any reason whatsoever, for a period exceeding sixty (60) consecutive days, including Inbar’s disability or death.

3.4.
In addition, the Company will be entitled to terminate this Agreement immediately upon written notice in any of the following circumstances: if an official receiver is appointed for Consultant and/or for its assets or any part thereof, or if an application for the appointment of a receiver and/or administrator or a liquidator or a temporary liquidator or a trustee or any other official appointment is filed, or if an application for liquidation or an application for bankruptcy is filed against Consultant, or if a receiving order or a liquidation order is given against Consultant, or if Consultant is declared bankrupt, or if Consultant reaches an arrangement with its creditors, and such appointment, application, order, declaration or arrangement is not revoked within thirty days.

3.5.
For the avoidance of doubt, in the event of the termination of this Agreement in accordance with this Section 3, neither Consultant nor Inbar shall be entitled to any compensation or payment of any kind from the Company, except for the Fee accrued prior to such termination or any payment due pursuant to Section 2.2 above.

4.	Relationship between the Parties

4.1.
Consultant and Inbar hereby acknowledge that this Agreement is an agreement for the provision of consulting services and does not constitute an extension of the employer-employee relationship which previously existed between Inbar and the Company, nor does it create a new employer-employee relationship between them. Inbar acknowledges further that his previous employment with the Company ended on 31 December 2005 and that, subject to payment of the amount stated in Annex 1, he has no claims with respect to such employment or its termination. This Agreement does not confer upon Inbar any rights save those set forth herein.

4.2.
Consultant and Inbar hereby agree to indemnify the Company, upon its first demand, for all costs incurred by it in connection with any tax, social charge, or contribution payable to the competent authorities due to the putative existence of an employee-employer relationship between the Company and Inbar.

4.3.
Consultant hereby undertakes to maintain the Company’s confidential information in complete confidence, and not to disclose to any person or entity such confidential information, except as required for rendering the Services hereunder. This undertaking shall apply during the term of this Agreement and thereafter.

5.	Miscellaneous

5.1.	Unless otherwise expressly provided in this Agreement, Consultant shall bear all the tax liabilities in respect of any benefit of any kind provided by the Company pursuant to this Agreement.

5.2.
This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties with respect to the subject matter hereof.

5.3.	Neither this Agreement, nor any right or interest hereunder, shall be assignable or transferable without the prior written consent of the other party.

5.4.
No delay or omission in exercising any right, or remedy upon any breach or default by the other party under this Agreement shall affect any such right or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default occurring thereafter.

5.5.
Notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or faxed (with confirmation of transmission) or three business days after having been sent by registered mail, return receipt requested, postage prepaid, addressed to the parties at their respective addresses.

5.6.
This Agreement shall be governed by the laws of the State of Israel.  The competent courts located in Tel Aviv shall have exclusive jurisdiction with respect to any dispute arising out of or relating to this Agreement.

5.7.	The provisions of this Agreement shall be deemed several and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

5.8.	This Agreement is subject to approval by the competent corporate organs prescribed by Israeli law.

ECI TELECOM LTD.	DAI Management Consulting and Investment in High Tech Ltd.

Name: Title:
I agree to the provisions of Section 4
Doron Inbar